VEON Raises USD 200 Million in Private Bond Placement Dubai, July 2, 2025: VEON Ltd. (Nasdaq: VEON), a global digital operator (“VEON”), announces today that it has completed the pricing of a private placement of USD 200 million of senior unsecured notes due in 2029 with institutional investors (the “Notes”), following its announcement on June 16, 2025 that it is considering options to raise external financing through a private placement. The Notes, issued by VEON MidCo B.V., are priced at par and have an annual interest rate of 9.000%. The instrument’s expected credit rating from S&P and Fitch is BB-. The Notes will be guaranteed by VEON Amsterdam B.V. and will rank pari passu with VEON HQ’s outstanding debt. VEON CFO Burak Ozer said: “This successful new private placement marks another important milestone in VEON’s renewed capital markets story, and I am pleased to note investors’ confidence in VEON’s strategic trajectory and financial outlook. This new issuance reinforces VEON’s access to global capital markets.” Settlement is expected to be July 15, 2025, subject to customary closing conditions. The proceeds from this transaction will be used for general corporate purposes and to optimize VEON’s capital structure. About VEON VEON is a Nasdaq-listed digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. For more information visit: www.veon.com. Cautionary Statement Neither the notes nor the related guarantee have been, or will be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state or other jurisdiction of the United States, and are being offered and sold in transactions exempt from the registration requirements of the Securities Act and any other applicable U.S. securities laws. There will be no public offering of the Notes in the United States. There is no assurance that the notes will be issued or, if issued, as to the terms under which they will be issued. Promotion of the notes in the United Kingdom is restricted by the Financial Services and Markets Act 2000 (the “FSMA”), and accordingly, the notes are not being promoted to the general public in the United Kingdom. This announcement is only addressed to and directed at persons who (i) are investment professionals, as such term is defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”),

(ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). The notes will only be available to relevant persons and this announcement must not be acted on or relied on by anyone who is not a relevant person. Manufacturer target market (MIFID II/UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail investors in EEA or the United Kingdom. Disclaimer This press release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements generally are identified by the words “expect,” “will,” “will be,” and similar expressions (including the negative versions of such words or expressions). By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Readers are cautioned that forward-looking statements are not guarantees of future performance and are based on numerous assumptions and that the Group’s or any of its affiliates’ actual results of operations. Contact Information VEON Hande Asik Group Director of Communications pr@veon.com Investor Relations ir@veon.com